UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

HILLTOP HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

432748 10 1

(CUSIP Number)

Michael M. Boone

Haynes & Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,048,102 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,048,102 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,048,102 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7% (b)

14.	Type of Reporting Person (See Instructions) IN

(a)   Mr. Ford and ARC Diamond, LP beneficially own 9,026,607 shares of common stock held by ARC Diamond, LP.  Mr. Ford and Hunter’s Glen/Ford, Ltd. beneficially own 6,018,009 shares of common stock held by Hunter’s Glen/Ford Ltd.  Mr. Ford also owns 3,486 shares of common stock, aggregating to 15,048,102 shares of common stock beneficially owned by Mr. Ford.

(b)   Based on information from Hilltop Holdings Inc. that a total of 56,451,884 shares of common stock were outstanding at September 17, 2008.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARC Diamond, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,026,607

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,026,607

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,026,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)   Based on information from Hilltop Holdings Inc. that a total of 56,451,884 shares of common stock were outstanding at September 17, 2008.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hunter’s Glen/Ford Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,018,009

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,018,009

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,018,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)   Based on information from Hilltop Holdings Inc. that a total of 56,451,884 shares of common stock were outstanding at September 17, 2008

CUSIP No. 432748 10 1

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006, Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006, Amendment No. 7 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on February 1, 2007. Amendment No. 9 to Schedule 13D filed with the Commission on April 18, 2007 and Amendment No. 10 to Schedule 13D filed with the Commission on May 1, 2008 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.01 par value per share, of Hilltop Holdings Inc. (formerly known as Affordable Residential Communities Inc.), a Maryland corporation (the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Hilltop Holdings Inc., a Maryland corporation (formerly known as Affordable Residential Communities Inc.) (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 Crescent Court, Suite 1330, Dallas, Texas 75201.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On September 25, 2008, Hunter’s Glen/Ford, Ltd. (“Hunter’s Glen/Ford”) purchased 5,626,460 shares of Common Stock for an aggregate purchase price of $54,857,985.  Hunter’s Glen/Ford effected this purchase using funds from its available working capital.

Item 4.	Purpose of the Transaction.

Item 4 is hereby supplemented as follows:

Subject to certain exceptions, the Company’s charter prohibits transfers of Company securities that would result in a person or group owning in excess of five percent of the Company securities outstanding.  One of those exceptions permits Mr. Ford and his Affiliates and Associates (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) to own not more than 21% of the Common Stock then outstanding for purposes of Section 382 of the Internal Revenue Code.  The Board of Directors of the Company also has the authority under the Company’s charter to grant its approval, in its sole discretion, to permit transfers that would otherwise violate these restrictions.  At the request of Mr. Ford, the Board of Directors of the Company granted its written approval to increase the amount of Common Stock that Mr. Ford and his Affiliates and Associates may own, without being subject to said restrictions on transfer, to not more than 30% of the Common Stock then outstanding for purposes of Section 382 of the Internal Revenue Code.  A Certificate of Notice was filed with the

CUSIP No. 432748 10 1

Maryland Department of Assessments and Taxation on September 23, 2008 reflecting this approval.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of September 25, 2008, Gerald J. Ford and ARC Diamond were the beneficial owners of 9,026,607 shares of Common Stock held by ARC Diamond, which represents 16.0% of the outstanding Common Stock based upon information from the Company.  As of September 25, 2008, Mr. Ford and Hunter’s Glen/Ford were the beneficial owners of 6,018,009 shares of Common Stock held by Hunter’s Glen/Ford, which represents 10.7% of the outstanding Common Stock based upon information from the Company.  As of September 25, 2008, Mr. Ford also was the beneficial owner of an additional 3,486 shares of Common Stock, aggregating to 15,048,102 shares of Common Stock beneficially owned by Mr. Ford, which represents 26.7% of the outstanding Common Stock based upon information from the Company.

(b)           Mr. Ford has sole power to vote, or to direct the vote, and sole power to dispose of, or direct the disposition of, the 3,486 shares of Common Stock reported herein as owned by Mr. Ford.  Mr. Ford also has the sole power to vote, or to direct the vote, and sole power to dispose of, or direct the disposition of, the 9,026,607 and 6,018,009 shares of Common Stock reported herein as owned by ARC Diamond and Hunter’s Glen/Ford, respectively.

(c)           On September 25, 2008, Hunter’s Glen/Ford purchased 5,626,460 shares of Common Stock, all at a cash purchase price of $9.75 per share in a private transaction with a third-party.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Subject to certain exceptions, the Company’s charter prohibits transfers of Company securities that would result in a person or group owning in excess of five percent of the Company securities outstanding.  One of those exceptions permits Mr. Ford and his Affiliates and Associates (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) to own not more than 21% of the Common Stock then outstanding for purposes of Section 382 of the Internal Revenue Code.  The Board of Directors of the Company also has the authority under the Company’s charter to grant its approval, in its sole discretion, to permit transfers that would otherwise violate these restrictions.  At the request of Mr. Ford, the Board of Directors of the Company granted its written approval to increase the amount of Common Stock that Mr. Ford and his Affiliates and Associates may own, without being subject to said restrictions on transfer, to not more than 30% of the Common Stock then outstanding for purposes of Section 382 of the Internal Revenue Code.  A Certificate of Notice was filed with the Maryland Department of Assessments and Taxation on September 23, 2008 reflecting this approval.  This summary description of the Company’s charter and the Certificate of Notice is not intended to be complete and is qualified in its entirety to the full text of the Company’s charter

CUSIP No. 432748 10 1

and the Certificate of Notice.  A copy of the Certificate of Notice is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit

99.4	Certificate of Notice (filed as Exhibit 3.1.1 to Hilltop Holdings Inc.’s Current Report on Form 8-K filed with the Commission on September 26, 2008 and incorporated herein by reference).

CUSIP No. 432748 10 1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 26, 2008

/s/ GERALD J. FORD
Gerald J. Ford

ARC DIAMOND, LP

		By:	ARC Diamond GP, Inc.,
its general partner

			By:	/s/ GERALD J. FORD
			Name:	Gerald J. Ford
			Title:	President

HUNTER’S GLEN/FORD, LTD.,

		By:	Ford Diamond Corporation,
its general partner

			By:	/s/ GERALD J. FORD
			Name:	Gerald J. Ford
			Title:	President

		By:	/s/ GERALD J. FORD
Gerald J. Ford,
its general partner